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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                SUPPORT.COM, INC.
                                -----------------
                                (Name of Issuer)


                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)


                                   868587 10 6
                                   -----------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
               (Date of Event which Requires Filing of Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------

CUSIP No. 868587 10 6
--------------------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS:                                Radha R. Basu

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) |_|


                                                                         (b) |_|
--------------------------------------------------------------------------------
 3      SEC Use Only
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 4      CITIZENSHIP OR PLACE OF ORGANIZATION        United States
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     NUMBER OF       5  SOLE VOTING POWER         384,977 shares*
                   -------------------------------------------------------------
      SHARES         6  SHARED VOTING POWER       1,330,189 shares, all of which
                                                  are directly held by Anudip
   BENEFICIALLY                                   Limited Partnership.  Ms. Basu
                                                  is a general partner of Anudip
     OWNED BY                                     Limited Partnership.**
                   -------------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER    384,977 shares*
                   -------------------------------------------------------------
    REPORTING        8  SHARED DISPOSITIVE POWER  1,330,189 shares, all of which are directly held by Anudip
      PERSON                                      Limited Partnership.  Ms. Basu
                                                  is a general partner of Anudip
       WITH                                       Limited Partnership.**
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                   1,715,166 shares
--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           |_|
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (9)                                                5.1%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           IN
--------------------------------------------------------------------------------

* Consists of 98,959 shares which, as of December 31, 2001, are subject to a right of repurchase by Support.com, Inc., which right lapses over time and 134,977 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

**Consists of 566,117 shares, which are subject to a right of repurchase by Support.com, Inc., which right lapses over time.

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Item 1(a) Name of Issuer:

         Support.com, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         575 Broadway, Redwood City, California 94063

Item 2(a) Name of Person Filing:

         Radha R. Basu

Item 2(b) Address of Principal Business Office or, if none, Residence:

         575 Broadway, Redwood City, California 94063

Item 2(c) Citizenship:

         United States

Item 2(d) Title of Class of Securities:

         Common Stock, $.0001 par value

Item 2(e) CUSIP Number:

         868587 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or Dealer registered under Section 15 of the Act
         (b) |_| Bank as defined in section 3(a)(6) of the Act
         (c) |_| Insurance Company as defined in section 3(a)(19) of the Act
         (d) |_| Investment Company registered under section 8 of the Investment Company Act
         (e) |_| Investment Adviser in accordance with
                 Section 240.13d-1(b)(1)(ii)(E)
         (f) |_| An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
         (g) |_| Parent holding company or control person in accordance with
                 Section 240.13d-1(b)(ii)(G)
         (h) |_| A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
         (j) |_| Group, in accordance with Section 240.13d-1(b)(ii)(J)

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,715,166 shares of Common Stock

         (b) Percent of class: 5.1%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2001, filed with

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             the Commission on November 14, 2001, in which the Issuer
             stated that the number of shares of Common Stock outstanding as of November 14, 2001 was 33,402,040.

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: 384,977 shares, which includes 98,959 shares which, as of December 31, 2001, are subject to a right of repurchase by Support.com, Inc., which right lapses over time and 134,977 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

               (ii) Shared power to vote or to direct the vote: 1,330,189 shares, all of which are directly held by Anudip Limited Partnership and 566,117 shares are subject to a right of repurchase by Support.com, Inc., which right lapses over time. Ms. Basu is a general partner of Anudip Limited Partnership.

               (iii) Sole power to dispose or to direct the disposition of:
          384,977 shares, which includes 98,959 shares which, as of December 31, 2001, are subject to a right of repurchase by Support.com, Inc., which right lapses over time and 134,977 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

               (iv) Shared power to dispose or to direct the disposition of:
          1,330,189 shares, all of which are directly held by Anudip Limited Partnership and 566,117 shares are subject to a right of repurchase by Support.com, Inc., which right lapses over time. Ms. Basu is a general partner of Anudip Limited Partnership.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certifications

          Not applicable.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 14, 2002.

                                  By            /s/ Radha R. Basu
                                    --------------------------------------------
                                                    Radha R. Basu